Exhibit 4.7

DESCRIPTION OF SECURITIES

The following description summarizes the material terms of the common stock, par value $0.001 per share (the “Common Stock”), of iPower Inc. (the “Company,” “we,” “us” or “our”), which is the only class of our securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This summary is not complete and is qualified in its entirety by reference to our articles of incorporation, as amended (the “Articles of Incorporation”), our amended and restated bylaws, as amended (the “Bylaws”), and the applicable provisions of the Nevada Revised Statutes (the “NRS”). The Articles of Incorporation and the Bylaws are filed as exhibits to our Annual Report on Form 10-K and are incorporated herein by reference. We encourage you to read the Articles of Incorporation, the Bylaws and the applicable provisions of the NRS for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 1,000,000,000 shares, of which 980,000,000 shares are designated as common stock, par value $0.001 per share, and 20,000,000 shares are designated as preferred stock, par value $0.001 per share.

Common Stock

Dividends. Subject to the express terms of any outstanding preferred stock, dividends may be paid in cash or otherwise with respect to the holders of our common stock out of the assets of the Company legally available therefor, upon the terms, and subject to such limitations, as the board of directors may determine.

Voting Rights. Holders of common stock are entitled to one (1) vote per share in voting or consenting to the election of directors and for all other corporate purposes for which they are entitled to vote.

Liquidation Rights. Subject to the express terms of any outstanding preferred stock, in the event of a Liquidation of the Corporation, the holders of common stock shall be entitled to share in the distribution of any remaining assets available for distribution to the holders of common stock ratably in proportion to the total number of shares of common stock then issued and outstanding.

Preferred Stock

Subject to approval by holders of shares of any class or series of preferred stock to the extent such approval is required by its terms, the board of directors is expressly authorized, subject to limitations prescribed by law, by resolution or resolutions and by filing a certificate pursuant to the applicable law of the State of Nevada, to provide, out of the unissued shares of preferred stock, for series of preferred stock, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

Listing

Our Common Stock is listed on The Nasdaq Capital Market under the trading symbol “IPW.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is VStock Transfer, LLC.